SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T107

(CUSIP Number)

April 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Strategic Value Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (1)

12	Type of Reporting Person (See Instructions) OO, IA

(1)   All shares of common stock previously reported were disposed of during the period from April 1, 2014 to April 4, 2014

CUSIP No. Y2685T107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SVP Special Situations II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (1)

12	Type of Reporting Person (See Instructions) OO, IA

(1)   All shares of common stock previously reported were disposed of during the period from April 1, 2014 to April 4, 2014

CUSIP No. Y2685T107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SVP Special Situations III LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (1)

12	Type of Reporting Person (See Instructions) OO, IA

(1)   All shares of common stock previously reported were disposed of during the period from April 1, 2014 to April 4, 2014

CUSIP No. Y2685T107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SVP Special Situations III-A LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (1)

12	Type of Reporting Person (See Instructions) OO, IA

(1)   All shares of common stock previously reported were disposed of during the period from April 1, 2014 to April 4, 2014

CUSIP No. Y2685T107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Victor Khosla

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0% (1)

12	Type of Reporting Person (See Instructions) IN

(1)   All shares of common stock previously reported were disposed of during the period from April 1, 2014 to April 4, 2014

Item 1(a)	Name of Issuer: Genco Shipping & Trading Limited (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 299 Park Avenue, 12th Floor New York, New York 10171

Item 2(a)

Name of Person Filing:
This Amendment No. 1 on Schedule 13G is being filed jointly by Strategic Value Partners, LLC (“Strategic Value Partners”), SVP Special Situations II LLC (“Special Situations II”), SVP Special Situations III LLC (“Special Situations III”), SVP Special Situations III-A LLC (“Special Situations III-A”), and Victor Khosla (“Mr. Khosla,” and together with Strategic Value Partners, Special Situations II, Special Situations III and Special Situations III-A, the “Reporting Persons”).

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is:
c/o Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830

Item 2(c)

Citizenship:
Strategic Value Partners is a limited liability company organized under the laws of the state of Delaware. Special Situations II is a limited liability company organized under the laws of the state of Delaware. Special Situations III is a limited liability company organized under the laws of the state of Delaware. Special Situations III-A is a limited liability company organized under the laws of the state of Delaware. The citizenship of Mr. Khosla is the United States of America.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)
Item 2(e)	CUSIP Number: Y2685T107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 on Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds (as defined below), which may be deemed to be indirectly beneficially owned by the Reporting Persons as described below. Such shares of Common Stock are directly held by each of Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund II, L.P., Strategic Value Special Situations Master Fund III, L.P., and Strategic Value Special Situations Offshore Fund III-A, L.P. (together, the “Funds”).

Name of Fund	Shares of Common Stock Owned
Strategic Value Master Fund, Ltd.	0
Strategic Value Special Situations Master Fund II, L.P.	0
Strategic Value Special Situations Master Fund III, L.P.	0
Strategic Value Special Situations Offshore Fund III-A, L.P.	0

Strategic Value Partners is the investment manager of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company. Strategic Value Partners is indirectly majority owned and controlled by Mr. Khosla.

Special Situations II is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund II, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations II. Strategic Value Partners and Special Situations II are both indirectly majority owned and controlled by Mr. Khosla.

Special Situations III is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations III. Strategic Value Partners and Special Situations III are both indirectly majority owned and controlled by Mr. Khosla.

Special Situations III-A is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Offshore Fund III-A, L.P., a Cayman Islands exempted limited partnership. Strategic Value Partners is the managing member of Special Situations III-A. Strategic Value Partners and Special Situations III-A are both indirectly majority owned and controlled by Mr. Khosla.

Except for Mr. Khosla, each Reporting Person disclaims beneficial ownership of all shares of Common Stock owned directly by the Funds. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.

Mr. Khosla is the Chief Investment Officer of Strategic Value Partners. As such, he may be deemed to control the voting and dispositive decisions with respect to the shares of Common Stock made by Strategic Value Partners, Special Situations II, Special Situations III and Special Situations III-A and may therefore be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ Lewis Schwartz
Name: Lewis Schwartz
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ Lewis Schwartz
Name: Lewis Schwartz
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ Lewis Schwartz
Name: Lewis Schwartz
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ Lewis Schwartz
Name: Lewis Schwartz
Title: Chief Financial Officer

/s/ Victor Khosla
Victor Khosla